EXHIBIT 4.2

DONEGAL GROUP INC.

AMENDMENT NO. 1 TO

2018 AGENCY STOCK PURCHASE PLAN

The Donegal Group Inc. 2018 Agency Stock Purchase Plan (the “Plan”) is hereby amended in accordance with the terms of Section 13 of the Plan, as follows:

1. Section 6 of the Plan is hereby amended and restated in its entirety to read as follows:

“The total number of shares available under this Plan is 400,000 shares of Class A common stock. In the event all 400,000 shares of Class A common stock are purchased prior to the expiration of this Plan, the Company may terminate this Plan in accordance with Section 13.”

2. Except as otherwise set forth herein, the Plan remains unchanged and in full force and effect.

Effective Date: April 15, 2021